R.D. Gillis Assistant Controller Tel: 587.476.3211 Email: randy.gillis@esso.ca

September 12, 2016

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

SEC Letter dated September 8, 2016

File No. 0-12014

Dear Mr. Skinner:

As follow-up to the telephone conversation held with Lily Dang September 12, 2016, in which we requested an extension for Imperial Oil Limited to respond to the questions in your letter of September 8, 2016, I am confirming our requested submission date of no later than the period between October 24, 2016 and October 31, 2016. We will endeavor to provide a response earlier if possible.

We believe the extended time will enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board.

Please do not hesitate to contact me at 587-476-3211 if you have any questions. Thank you.

Yours truly,

/s/ Randy D. Gillis
Randy D. Gillis Assistant Controller c: Lily Dang

Imperial Oil Limited    505 Quarry Park Boulevard S.E. Calgary, Alberta T2C 5N1